Mail Stop 4561

November 16, 2007

Mr. Samuel J. Cox
Chief Financial Officer
Citizens Bancshares Corporation
175 John Wesley Dobbs Avenue, N.E.
Atlanta, Georgia 30303

> **RE:** **Citizens Bancshares Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarterly Period Ended March 31, 2007**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**
> **Form 10-Q for the Quarterly Period Ended September 30, 2007**
> **File No. 000-14913**

Dear Mr. Cox:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-Q for the quarterly period ended September 30, 2007</u>

<u>Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 2 – Adoption of SFAS 159, page 8</u>

We note you elected to early adopt SFAS 157/159.  To help us better understand your accounting treatment, please address the following:

- Confirm to us that you have adopted SFAS 157 for <u>all</u> assets and liabilities that require or permit fair value measurements (i.e. not merely the $10 million advances from the FHLB);

- It does not appear that you have provided the minimum required disclosures of SFAS 157 (see paragraphs 32-35).  Please advise and provide this information to us supplementally through the period ended September 30, 2007; and

- Considering our comments in the points above, please revise your future filings accordingly.

**********

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3872 if you have questions.

Sincerely,


Hugh West
Accounting Branch Chief